UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

BAJA MINING CORP.
(Name of Issuer)
Common Shares, without Par Value
(Title of Class of Securities)
05709R103
(CUSIP Number)
March 31, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

[   ]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[   ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 05709R103

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):

Mount Kellett Capital Management LP

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a)
(b)

(3)	SEC Use Only

(4)	Citizenship or Place of Organization: State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power:	40,022,700*
	(6) Shared Voting Power:	0
	(7) Sole Dispositive Power:	40,022,700*
	(8) Shared Dispositive Power:	0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person: 40,022,700*

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): N/A

(11)	Percent of Class Represented by Amount in Row (9): 11.9%*

(12)	Type of Reporting Person (See Instructions): IA

*As of April 8, 2011, Mount Kellett Master Fund II-A, L.P., a Cayman Islands exempted limited partnership (the “Fund”), holds 39,982,700 common shares, without par value (the “Common Shares”), of Baja Mining Corp., incorporated under the laws of the Province of British Columbia, Canada (the “Company”).  Mount Kellett Capital Management LP (the “Reporting Person”) possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by the Fund.  Based on the Company’s Annual Information Statement, dated March 31, 2011, filed with the U.S. Securities and Exchange Commission as an exhibit to the Company’s Form 40-F for the fiscal year ended December 31, 2010, as of March 31, 2011, there were 335,173,087 issued and outstanding Common Shares.  Thus, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934 (the “Act”), the Reporting Person is deemed to beneficially own 11.9% of the Common Shares issued and outstanding as of April 8, 2011. In addition to the Common Shares held by the Fund and deemed beneficially owned by the Reporting Person, a senior executive employed by the Reporting Person (the “Senior Executive”) holds 40,000 Common Shares.  Pursuant to Rule 13d-4 under the Act, the Reporting Person disclaims the beneficial ownership of any Common Shares held by the Senior Executive.

Item 1(a). Name Of Issuer: Baja Mining Corp.
Item 1(b). Address of Issuer's Principal Executive Offices: 500 - 200 Burrard Street, Vancouver, British Columbia, Canada V6C 3L6
Item 2(a). Name of Person Filing: Mount Kellett Capital Management LP
Item 2(b). Address of Principal Business Office or, if None, Residence: 623 Fifth Avenue, 18th Floor, New York, New York 10022
Item 2(c). Citizenship: State of Delaware
Item 2(d). Title of Class of Securities: Common shares, without par value
Item 2(e). CUSIP No.: 05709R103

Item 3. If This Statement Is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a: Not applicable.

Item 4. Ownership:

(a)	Amount Beneficially Owned (as of April 8, 2011):	40,022,700*

(b)	Percent of Class (as of April 8, 2011):	11.9%*

(c)	Number of Shares as to which the person has:

(i)	sole power to vote or to direct the vote	40,022,700*

(ii)	shared power to vote or to direct the vote	0

(iii)	sole power to dispose or to direct the disposition of	40,022,700*

(iv)	shared power to dispose or to direct the disposition of	0

Item 5.  Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8.  Identification and Classification of Members of the Group

Not Applicable.

Item 9.  Notice of Dissolution of Group

Not Applicable.

_________________________
*As of April 8, 2011, Mount Kellett Master Fund II-A, L.P., a Cayman Islands exempted limited partnership (the “Fund”), holds 39,982,700 common shares, without par value (the “Common Shares”), of Baja Mining Corp., incorporated under the laws of the Province of British Columbia, Canada (the “Company”).  Mount Kellett Capital Management LP (the “Reporting Person”) possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by the Fund.  Based on the Company’s Annual Information Statement, dated March 31, 2011, filed with the U.S. Securities and Exchange Commission as an exhibit to the Company’s Form 40-F for the fiscal year ended December 31, 2010, as of March 31, 2011, there were 335,173,087 issued and outstanding Common Shares.  Thus, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934 (the “Act”), the Reporting Person is deemed to beneficially own 11.9% of the Common Shares issued and outstanding as of April 8, 2011. In addition to the Common Shares held by the Fund and deemed beneficially owned by the Reporting Person, a senior executive employed by the Reporting Person (the “Senior Executive”) holds 40,000 Common Shares.  Pursuant to Rule 13d-4 under the Act, the Reporting Person disclaims the beneficial ownership of any Common Shares held by the Senior Executive.

Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 8, 2011

MOUNT KELLETT CAPITAL MANAGEMENT LP

By: Mount Kellett Capital Management GP LLC, its general partner

/s/ Jonathan Fiorello
Jonathan Fiorello
Authorized Signatory

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)